Exhibit 4.4
Amendment to Common Stock Purchase Warrant`
Energy Focus, Inc.
This Amendment to Common Stock Purchase Warrant (the “Amendment”) is made as of December 22, 2020, by and between Energy Focus, Inc., a Delaware corporation (the “Company”) and the holder party hereto (the “Holder”).
RECITALS
WHEREAS, the Company previously issued to the Holder that certain Common Stock Purchase Warrant dated January 13, 2020 (the “Warrant”) pursuant to which the Company granted to Holder the right to purchase from the Company a certain number of fully paid non-assessable shares of Common Stock of the Company, in the amounts and on the terms as set forth therein, as adjusted prior to the date hereof pursuant to the terms of the Warrant; and
WHEREAS, the Holder and the Company have agreed to amend the Warrant on the terms set forth herein.
NOW, THEREFORE, in consideration of the premises and the mutual agreements hereinafter set forth, the parties hereto agree as follows:
1.Capitalized terms not otherwise defined in this Amendment shall have the definitions ascribed to them in the Warrant.
2.The Company represents that all other holders of outstanding Warrants have agreed concurrently to also amend the terms of their outstanding Warrants on terms consistent herewith.
3.Section 3(e) of the Warrant is hereby deleted and replaced with the following:
e) Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person in which the Company is not the surviving entity (other than a reincorporation in a different state or a similar transaction pursuant to which the surviving company remains a public company), (ii) the Company (and all of its Subsidiaries, taken as a whole), directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the voting power of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then,

Exhibit 4.4
upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this Warrant), the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. Notwithstanding anything to the contrary, in the event of a Fundamental Transaction, the Company or any Successor Entity (as defined below) shall, at the Holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase this Warrant from the Holder by paying to the Holder the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the remaining unexercised portion of this Warrant on the date of consummation of such Fundamental Transaction, that is being offered and paid to the holders of Common Stock of the Company in connection with the Fundamental Transaction, whether that consideration be in the form of cash, stock or any combination thereof, or whether the holders of Common Stock are given the choice to receive from among alternative forms of consideration in connection with the Fundamental Transaction”.
4.Except as expressly provided for in this Amendment, no other term or provision of the Warrant is amended or modified in any respect.
[Signature pages follow]

Exhibit 4.4
IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment by their authorized representatives as of the date first above written.

Holder: _________________________________	ENERGY FOCUS, INC.

By: ________________________________________	By: _________________________________________
Name: ______________________________________	Name: Tod A. Nestor
Title: _______________________________________	Title: President and Chief Financial Officer

[Signature Page - Amendment to Common Stock Purchase Warrant]